UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended September 30, 2021

ASI Aviation, Inc.

(Exact name of issuer as specified in its charter)

Nevada	81-1014003
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11921 Freedom Drive, Suite 550, Reston, Virginia 20190-5667

(Full mailing address of principal executive offices)

(703) 904-4315

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to ASI Aviation, Inc., a Nevada corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events. The following factors, among others, may affect our forward-looking statements:

●	our ability to develop our aircraft, aircraft engine and spare parts sales and leasing operation, as well as our aviation consulting services;

●	our ability to pursue international opportunities and comply with local and international regulations;

●	our ability to manage a rapidly growing company;

●	the impact and effects of the global outbreak of the coronavirus (COVID-19) pandemic, and other potential pandemics or contagious diseases or fear of such outbreaks, on the global airline and related spare parts industries;

●	the number of aircrafts in service in our markets, including consolidation of the airline industry or changes in fleet size by one or more of our future commercial airline partners;

●	the economic environment and other trends that affect both business and leisure travel;

●	the continued demand for aircraft spare parts and leasing operations;

●	our ability to obtain required aviation and other licenses and approvals necessary for our operations;

●	our ability to enter into agreements to acquire aviation related assets such as spare parts inventories, or synergistic businesses operating in the aviation industry; and

●	changes in laws, regulations and interpretations affecting aviation.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” included in our Offering Statement (the “Offering Statement”) on Form 1-A, as amended and supplemented to date (File no. 024-10786), and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

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The specific discussions herein about our company include financial projections and future estimates and expectations about our company’s business. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes, and other financial information. Our Management’s Discussion and Analysis contains not only statements that are historical facts, but also statements that are forward-looking. Forward-looking statements are, by their very nature, uncertain and risky. These risks and uncertainties include international, national, and local general economic and market conditions; our ability to sustain, manage, or forecast growth; our ability to successfully make and integrate acquisitions; new product offerings; existing government regulations and changes in, or the failure to comply with, government regulations; adverse publicity; competition; the ability to acquire and keep significant customers or suppliers; fluctuations and difficulty in forecasting operating results; change in business strategy or development plans; business disruptions; the ability to attract and retain qualified personnel; the risk of foreign currency exchange rate; and other risks that might be detailed from time to time in our filings with the Securities and Exchange Commission (the “SEC”).

Although the forward-looking statements in this report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by them. Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the Company cannot guarantee future results, and the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You are urged to carefully review and consider the various disclosures made by us in this report and in our other reports as we attempt to advise interested parties of the risks and factors that may affect our business, financial condition, and results of operations and prospects.

Overview.

Business Overview

The Company was incorporated under the laws of the State of Nevada on December 29, 2015. We are a developmental stage company principally involved in the business of developing our aircraft, aircraft engines and aircraft spare parts leasing and sales operations, and aviation consultancy services. The Company will also be exploring potential acquisitions of aviation related assets such as spare parts inventories or synergistic businesses in the aviation industry and international opportunities. We entered into an asset acquisition agreement with Jet X Aerospace LLC.

We had a stockholder’s deficit of ($76,538) at September 30, 2021.

Recent Developments

The Jet X Aerospace Agreement

On March 25, 2021, we, Jet X Aerospace LLC (“Jet X”) and David S. Carver, Jayson Carver and Demetri Xydas (the “Seller Members”) entered into a new business and asset purchase agreement (the “Agreement”) pursuant to the terms of which the Company has agreed to acquire (the “Acquisition”), subject to certain conditions, substantially all of the assets of Jet X.

Jet X is in the business of providing customer support, solutions and management to the aviation industry including, spare parts inventory procurement and management, purchase support and supply chain management, component repair and vendor management, maintenance support for light, scheduled and heavy checks, power plant management and support and aviation industry consulting.

The Company agreed to acquire all of the business assets of Jet X, subject to certain exclusions, and to assume certain of the obligations of Jet X relating to the to-be-acquired assets. The Company agreed to pay a purchase price of $3,000,000 for the assets, consisting of the settlement and satisfaction of outstanding Jet X debt in the amount of $900,000 and the issuance to Jet X or its designees of 2,100,000 restricted shares (subject to a spare parts inventory appraisal of more than $2.8 million) of our common stock (these two components together, the “Purchase Price Consideration”). The Seller Members will also enter into five-year employment agreements with us whereby the Seller Members would become employees of the Company to manage and develop the Jet X business on behalf of the Company.

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The closing of the Acquisition is subject to the following substantive conditions, among others, which were to have been met within 30 days of the signing of the Agreement, or April 24, 2021. This deadline, however, has been extended four times, most recently to December 31, 2021, and may be extended further by the mutual consent of the Company and Jet X:

●	Prior to the closing, the Company shall have completed a registered or qualified (Regulation A) public offering or a private placement or bank financing (the “Financing”) and shall have received equity and/or debt funding, from the public offering or otherwise, in the Financing in the amount of at least $1,200,000;

●	The Company shall have completed to its satisfaction its due diligence review of Jet X and its assets; and

●	Jet X and Heartland Bank and Trust shall have entered into a comprehensive settlement and release agreement pursuant to which Heartland Bank and Trust shall have agreed to cancel all Jet X’s debt owed to it and forever release Jet X from any and all claims relating to such debt for consideration and payment received.

Should the Company fail to meet the Financing condition by December 31, 2021, the Company may propose to modify the composition of the Purchase Price Consideration by adjusting the debt payment/cash to stock ratios and/or the amount of assumed obligations, subject to mutual written agreement between the Company and Jet X. Without such agreed modification this agreement shall expire on December 31, 2021. Additionally, should the spare parts inventory appraisal result in a valuation of less than $2.8 million, the Company may adjust the number of shares it issues to Jet X. The Company expects that if it is not able to close the Acquisition by December 31, 2021, the Agreement will be extended by mutual consent; however, it can make no assurances to this effect.

The Company cannot make any assurances at this time that all or any of the substantive conditions to closing will be met in a timely fashion, if at all.

The foregoing description of the Agreement is only a summary, does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached as exhibit 9.1 to our Current Report on Form 1-U filed with the SEC on April 7, 2021.

COVID-19

Before the global COVID-19 pandemic hit, the aviation industry had anticipated high passenger volume and aircraft fleet growth over the next decade. Now, however, with the ongoing and continuing effects of the COVID-19 pandemic, the aviation industry is suddenly facing a new environment where operating fleet capacities have been drastically reduced and passenger demand has declined precipitously.

According to a report published on October 21, 2021 by the U.S. Government Accountability Office, the COVID-19 pandemic severely affected the aviation and aerospace sectors that depend on commercial passenger travel. As demand for air travel plummeted and remained low throughout 2020, effects cascaded across sectors including U.S. passenger airlines, airports, aviation manufacturers, and repair station operators.

Although airlines experienced a rebound in demand for U.S. leisure travel in 2021, operational challenges and concerns about the COVID-19 Delta variant, and now the Omicron variant, have slowed recovery. Forecasts suggest that industry recovery will be uneven as business and international air travel—the most profitable segments—are likely to lag.

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We expect these unstable recovery conditions to remain for the foreseeable future. The prevailing economic conditions attributable to COVID-19 and its evolving strains have impacted drastically the Company’s ability to raise the debt and/or equity capital needed to make its first target acquisition. This has affected the Company’s plan for growth and expansion and has put a financial strain on the Company. However, the recent broad distribution of corona vaccines is expected to control the spread and intensity of COVID-19 infection and normalize financial conditions affecting the world economy over the next few years.

Although we expect that, in general, the airline industry will take considerable time to return to pre-COVID business levels, we also expect to see a marked improvement in 2022 as methods of treating COVID-19 and its variants improve and investors’ confidence for investments in airlines and aircraft returns to more normal levels.

Plan of Operation

We believe our cash balance as reported in our financial statements is not sufficient to fund our growth plan for any period of time. In order to fully implement our plan of operations for the next 12-month period, we will need to raise a significant amount of funds over the next 12 months. The discussion below is based on the assumption that we will be able to raise approximately $5 million during the next 12 months. After the next 12-month period we may need to raise additional financing. We do not currently have any arrangements for such additional financing.

We generated no revenues in the six-month period ended on September 30, 2021 and, although we expect to begin generating revenues during the next 12-months and to raise significant capital during this upcoming time period, although we have no current plans to do so, there can be no assurances that we will be successful in these endeavors. This means that there is substantial doubt that we can continue as a going concern for the next 12-months unless we obtain additional capital to execute our plan of operations. We believe that the actions presently being taken to further implement our business plan and generate revenues provide the opportunity for us to continue as a going concern.

During the next 12 months, we expect to engage in the following business development activities:

●	Leasing, Sales and Support – We plan to offer aircraft, aircraft engines and aircraft spare parts leasing and sales, and related support functions, and to represent various parties as brokers, providing search and procurement services with respect to various types of commercial aircraft.

●	Aviation Consultancy – We plan to provide consulting services to domestic, commercial vendors and governments including airline market analysis, selection of airline management teams, airline financial projections, selection of aircraft, aircraft purchase or leasing recommendations, and preparation and processing US government procurement solicitations.

●	On-Site Maintenance and Operational Support – We plan to provide recommendations in the hiring and training of personnel needed to support aircraft maintenance operations and spare parts inventory, maintenance of aircraft records, and flight crew hiring and training.

●	Aircraft Charter and Ferry Services – We plan to arrange for passenger air transportation with existing certificated air carrier(s) with aircraft charter services provided on an hourly, monthly or yearly basis, and to arrange for flight crews for the movement of aircraft from point of origin to final destination, for governments, and domestic, commercial vendors.

Assuming we are successful in raising at least $500,000 in the coming year, although there can be no assurances that we will do so, we plan to take the following steps to develop our core aviation business: (1) Finalize our selection of initial spare parts inventories/engines/aircraft for inspection, audit, appraisals, negotiations and purchase; (2) Advertise for the hiring of qualified personnel for key positions within the Company; (3) Select and build out office and spare parts facilities, including warehousing space, and acquire furnishings and equipment for daily operations; (4) Begin purchasing and receiving spare parts inventories and engines at the warehousing facilities; (5) Move acquired aircraft to designated areas in our facility where engines and all parts will be removed and shipped for repairs and overhaul, prepared and inventoried for future sales; (6) Begin marketing the spare parts and engines that we have acquired for sales and leasing to various participants in the aviation industry; (7) Begin the brokerage of aircraft for sales and/or leasing to commercial and government aviation operators; and (8) Begin paying our executives compensation as designated elsewhere in our previously filed Form 1-K.

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More specifically, we plan to reach the following milestones during the next 12 months following our endeavors to raise capital during the next 12 months:

Milestone	Time Frame for Reaching Milestone	Estimated Milestone Expense (assuming the $5,000,000 is raised in the next 12 months)
Acquisition of Facilities – Corporate Offices and Warehousing: ● Corporate Offices Lease ● Corporate Office Security Deposit ● Warehouse Facility Lease ● Warehouse Facility Security Deposit ● Insurance Liability/damage ● Utilities Electric/security monitoring ● Furnishings and Equipment	The funding of a minimum of $500,000 is raised.	$362,500

Executive Officer, Director and Consultant Payments: Initially to Dr. B. B. Sahay, James Flynn, James Silvester and L. Carl Jacobson	Monthly payments of approximately $35,000 will be made to existing executives once a minimum of $500,000 is raised.	$392,260

Personnel Hiring: ● Buyers and Sales Representatives ● Director of Maintenance ● Director of Records ● Director of Quality Assurance ● Corp. General Staffing ● Warehouse Staffing ● Taxes and Benefits 20% ● G & A Expenses	The funding of a minimum of $500,000.	$1,137,127

Acquisition of Spare Parts Inventories: ● Initial Cost Functions: Travel, audit and appraisal ● Purchases: Spare parts/engines ● Purchase Related Costs: Repair and overhaul of inventory/engines; delivery	The funding of a minimum of $500,000 is raised.	$2,480,613

Acquisition of Jet X Aerospace Assets	Conditioned on the funding of a minimum of $1,200,000 by December 31, 2021.	$1,200,000	*

* Some or all of the funds required for the proposed Jet X asset acquisition may come from private of capital. There can be no guarantee that we will be able to raise these funds.

We expect that sources of funding for the above listed milestones will be derived from our ongoing capital raising efforts, the sale of spare parts and engines, aircraft sales commissions, consulting fees, engine leasing and additional debt and/or equity financings.

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We can provide no assurances, however, that we will be able to successfully raise sufficient funds in the next 12 months to begin to execute these plans, to reach any of the above specified milestones, or to develop, offer and generate revenues from any of our designated business activities and development actions. Also, we cannot assure you that we will be able to raise additional capital or debt as and when needed on acceptable terms if at all.

We expect to generate future revenue from our aviation consultancy services and aircraft, aircraft spare parts and aircraft engine sales and leasing operations. Our management has developed relationships with existing air carriers and companies operating government contracts with the U.S. Department of Defense, U.S. Marshals Service and the Department of Homeland Security. The Company hopes to be able to harness those relationships its team has already cultivated in order to allow its management consulting services to gain traction. The Company has developed a unique capability and strategy in the leasing and buying of aircraft to support businesses on commercial or government contracts requiring dry (aircraft only) or wet (aircraft with crew, maintenance services and insurance) aircraft lease operations.

Our total revenues were $0 and $0 (zero dollars) for the six months ended September 30, 2021 and 2020, respectively. Our net loss for the six months ended September 30, 2021 was $84,330 as compared to a net loss of $88,250 for the six months ended September 30, 2020.

Results of Operations

Comparison for the six months ended September 30, 2021 and September 30, 2020

The following table sets forth key components of our results of operations during the six months ended September 30, 2021 and September 30, 2020.

	For the six months ended September 30,		Change
	2021	2020	$	%
Revenue	$-	$-	$-	-
Cost of services		-		-
Operating expenses	98,080	88,250	9,830	11%
Other Income (expenses)	(13,750)	-	(13,750)	100%
Income (loss) from operations before income taxes	84,330	88,250	(3,920)	(4)%
Tax Expense	-	-	-	-
Net income (loss) after income tax	$84,330	$88,250	$(3,920)	(4)%

Revenue. Our revenues were $0 for the six months ended September 30, 2021, and were $0 the six months ended September 30, 2020, as we are still developing our core business in aircraft spare parts sales and leasing operations and an aviation management consulting firm.

Cost of services. Our cost of services was $0 for the six months ended September 30, 2021, and $0 for the six months ended September 30, 2020.

Operating expenses. Our operating expenses were $98,080 which represent cost of bonus, professional fees, corporate fees and taxes and other office expenses for the six months ended September 30, 2021, and $88,250 for the six months ended September 30, 2020. This increase in operating expenses was due to bonus and other expenses.

Other Income (expenses). Our other income (expenses) was $(13,750) for the six months ended September 30, 2021, and $0 for the six months ended September 30, 2020. This decrease is due to the forgiveness of the paycheck protection program loan.

Income (loss) before income taxes. We had net loss before income taxes of $84,330 for the six months ended September 30, 2021, compared to $(88,250) for the six months ended September 30, 2020. This decrease in loss was due to reduction in other expenses.

Income tax expense (benefit). Income tax expense was $0 for the six months ended September 30, 2021 and was $0 a for the six-month period ended September 30, 2020, therefore no tax benefit accrued for the both years.

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Liquidity and Capital Resources

In order to implement the Company’s plan of operations for the next twelve (12) month period, we require a minimum of $500,000 of funding. We anticipate that after the next twelve (12) month period we will need additional financing.

As of September 30, 2021, we had cash and cash equivalents of $6,001. To date, we have financed our operations primarily through the sale of our common stock.

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report:

Cash Flow
	For the six months ended
	September 30,
	2021	2020
Net cash used in operating activities	$(83,201)	$(65,055)
Net cash provided by financing activities	25,000	8,750
Net decrease in cash and cash equivalents	(58,201)	(56,305)
Cash at beginning of period	64,202	104,675
Cash at end of period	$6,001	$48,370

Financing Activities

As of six months ended September 30, 2021, the Company sold 25,000 shares of its common stock at the price of $1.00 per share for a total amount of $25,000 in its public offering pursuant to Regulation A, which terminated on July 28, 2021. The Company filed a Form 1-A (SEC File No. 024-10786) with the SEC on December 29, 2017 and the offering was qualified by the SEC on July 17, 2018. The Company’s most recent post-qualification amendment to its Form 1-A was qualified by the SEC on July 27 2020. Subsequently, since September 30, 2020, the Company has sold additional shares of common stock in its Regulation A offering. The total amount raised through the termination of this Regulation A offering on July 28, 2021 was $325,000. These funds have been used for general working capital purposes.

Operating Activities

Net cash is used to cover operating expenses such as bonus, accounting, auditing, legal, consultants, professional services, rent, telephone, licenses and taxes, which were higher in the six month period ended September 30, 2021 compared to the same period in 2020. Currently available working capital will not be adequate to sustain our operations at our current levels from the date of this filing through the next 12 months. We expect to satisfy our working capital requirements over the next 12 months through the sale of equity or debt securities. However, we do not have any commitment from any third party to invest in our company or otherwise acquire any of our equity or debt securities. Furthermore, even if we successfully raise sufficient capital to satisfy our needs over the next twelve (12) months, in the future, we will require additional cash resources due to changed business conditions, implementation of our strategy to expand our business or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

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Inflation

Inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future. However, our management will closely monitor price changes in our industry and continually maintain effective cost control in operations.

Off Balance Sheet Arrangements

As of September 30, 2021, and March 31, 2021, we did not have any off-balance sheet arrangements.

Commitments and Contractual Obligations

The Company has entered into agreements with certain employees and contractors. The following is a complete list of those commitments as of September 30, 2021.

Employment Agreements with Dr. B.B. Sahay and Mr. James Flynn. These agreements as currently in effect include a base annual salary of $150,000 and $120,000 for Dr. Sahay and Mr. James Flynn, respectively. Both are also eligible for up to five (5) performance-based bonuses of $30,000 for Dr. Sahay (for a total of up to $150,000) and $20,000 for Mr. Flynn (for a total of up to $100,000). These salaries and bonuses are subject to the Company meeting certain funding and performance milestones. No amounts were earned or owed under these agreements as of September 30, 2021 and March 31, 2021, excluding the CEO’s bonus. Additionally, On September 24, 2020 in a special meeting of ASI Board of Directors, the Board approved a Cash Bonus, in amount of $50,000 by Dr. Sahay, Chief Executive Officer for his valuable services, to be drawn down as and when, he deems appropriate. No amounts were earned or owed under these agreements as of September 30, 2021 and March 31, 2021, excluding the CEO’s $50,000 bonus earned in the six months ended September 30, 2021 and 2020 .

Consulting Agreements with Dr. James L Sylvester and Dr. L. Carl Jacobsen. These engagement agreements as currently in effect include a base hourly rate of $125 for Dr. James L. Silvester, and a base hourly rate of $50 for Dr. L. Carl Jacobsen. These compensation arrangements are subject to funding and performance. No amounts were earned or owed under these agreements as of September 30, 2021 and March 31, 2021.

Effective August 2017, the Company entered into an agreement with independent contractor Nishant Goyal to serve as Director of Business Development in India. The Company has not determined the compensation for this position as the Company has not generated any revenues from its projects in India yet. No amounts were incurred or owed as of September 30, 2021and March 31, 2021.

On July 21, 2018, the Company entered into an agreement with Willis Kavin Ayieko an independent contractor, to serve as Analyst/Representative in Kenya for researching and advising ASI on aviation related projects developed through his networking and contacts in the aviation community within East Africa. His compensation will consist of a 10% commission of the gross earnings received by ASI for any and all projects developed by him or assigned by Mr. Flynn within East Africa. No amounts were incurred or owed as of September 30, 2021and March 31,2021.

Seasonality

We do not believe that our business will be subject to significant seasonal variations.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

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Income Taxes

The Company follows FASB ASC 740, “Income Taxes,” when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Tax years from 2016 through 20120 remain subject to examination by major tax jurisdictions.

In February 2016 FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases.” The amendments in ASU 2018-10 clarify, correct or remove inconsistencies in the guidance provided under ASU 2016-02 related to nineteen specific issues identified. Also, in July 2018, the FASB issued ASU No. 2018-11 “Leases (Topic 842): Targeted Improvement” which now allows entities the option of recognizing the cumulative effect of applying the new standard as an adjustment to the opening balance of retained earnings in the year of adoption while continuing to present all prior periods under previous lease accounting guidance. The effective date and transition requirements for these two ASUs are the same as the effective date and transition requirements as ASU 2016-02. The adoption of ASU 2016.02 did not have a material impact on the financial statements.

On December 22, 2017, the United States enacted significant changes to the U.S. tax law following the passage and signing of H.R.1, “An Act to Provide for Reconciliation Pursuant to Titles II and V of the Concurrent Resolution on the Budget for Fiscal Year 2018” (the “Tax Act”) (previously known as “The Tax Cuts and Jobs Act”). The Tax Act significantly revised the U.S. corporate income tax regime by, among other things, lowering the corporate tax rate from 35% to 21%. The Tax Act reduced the U.S. corporate income tax rate reduction to 21% becomes effective January 1, 2018. Since the Company did not have previously recorded deferred tax assets and liabilities as of March 31, 2018, applying the reduced corporate income tax rate resulted in no provisional decrease to the deferred tax assets and liabilities or corresponding adjustment to the valuation allowance as of March 31, 2019 due to the Tax Act.

Revenue Recognition

Financial Instruments

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” or ASU 2016-13, which modifies the measurement of expected credit losses of certain financial instruments. ASU 2016-13 will be effective for fiscal years beginning after December 15, 2022 including interim periods within those fiscal years and for us in our first quarter of 2023 and early adoption is permitted. We do not believe the adoption of ASU 2016-13 will have a material impact on our financial statements.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

Item 3. Financial Statements

The accompanying semiannual unaudited financial statements have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholder’s (deficit) in conformity with accounting principles generally accepted in the United States of America. Except as disclosed herein, there has been no material change in the information disclosed in the notes to the financial statements for the year ended March 31, 2021 included in the Company’s Form 1-K annual report filed with the SEC. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended September 30, 2021 are not necessarily indicative of the results that can be expected for the year ending March 31, 2022.

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ASI Aviation, Inc.

Condensed Financial Statements

For the six months ended September 30, 2021 and 2020

(Unaudited)

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ASI AVIATION, INC.

CONDENSED BALANCE SHEETS

(Unaudited)

	September 30, 2021	March 31, 2021
ASSETS
Current Assets:
Cash	$6,001	$64,202
Loan receivable	5,000	5,000
Prepaid and other current assets	1,998	2,007
Total Current Assets	12,999	71,209
Total Assets	$12,999	$71,209

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities:
Accounts payable	$53,877	$60,217
Accrued expenses	25,660	4,450
Loans from Cares Act, current portion	-	6,302
Total Current Liabilities:	79,537	70,969
Loans	10,000	10,000
Loans from Cares Act, long term	-	7,448
Total Liabilities	89,537	88,417

Commitments and Contingencies

Stockholders’ Deficit:
Common stock, par value $0.0001, 100,000,000 Authorized, 10,367,350 and 10,342,350 issued and outstanding as of September 30, 2021 and March 31, 2021, respectively	1,038	1,035
Additional paid in capital	367,312	342,315
Accumulated deficit	(444,888)	(360,558)
Total Stockholders’ Deficit	(76,538)	(17,208)

Total Liabilities and Stockholders’ Deficit	$12,999	$71,209

The accompanying notes are an integral part of these unaudited condensed financial statements

F-1

ASI AVIATION, INC.

CONDENSED STATEMENTS OF OPERATIONS

(Unaudited)

	For the six months ended
	September 30, 2021	September 30, 2020
Revenue	$-	$-
Cost of services	-	-
Gross profit	-	-

Operating expenses:
Professional fees	30,086	27,317
Other expenses	67,994	60,933
Total operating expenses	98,080	88,250
Other Income (expenses):
Paycheck protection program loan forgiveness	(13,750)	-
Net loss before taxes	(84,330)	(88,250)
Tax expense	-	-
Net loss	$(84,330)	$(88,250)

BASIC AND DILUTED LOSS PER COMMON SHARE	$(0.01)	$(0.01)
WEIGHTED AVERAGE NUMBER OF COMMON STOCK OUTSTANDING (BASIC AND DILUTED)	10,355,125	10,267,350

The accompanying notes are an integral part of these unaudited condensed financial statements

F-2

ASI AVIATION, INC.

CONDENSED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

	Six Months Ended September 30, 2021
			Additional		Total
	Common stock		paid in	Accumulated	Stockholders’
	Shares	Amount	capital	deficit	deficit

Beginning balance, April 1, 2021	10,342,350	$1,035	$342,315	$(360,558)	$(17,208)
Issuance of common stock	25,000	3	24,997	-	25,000
Net loss	-	-	-	(84,330)	(84,330)
Ending balance, September 30, 2021	10,367,350	$1,038	$367,312	$(444,888)	$(76,538)

	Six Months Ended September 30, 2020
	Common stock		Additional paid in	Accumulated	Total Stockholders’ equity
	Shares	Amount	capital	deficit	(deficit)

Beginning balance, April 1, 2020	10,267,350	$1,027	$267,323	$(239,740)	$28,610
Net loss	-	-	-	(88,250)	(88,250)
Ending balance, September 30, 2020	10,267,350	$1,027	$267,323	$(327,990)	$(59,640)

The accompanying notes are an integral part of these unaudited condensed financial statements

F-3

ASI AVIATION, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(Unaudited)

	September 30, 2021	September 30, 2020
Cash Flows From Operating Activities:
Net loss	$(84,330)	$(88,250)
Changes in operating assets and liabilities:
Prepaid and other current assets	9	-
Accounts payable and accrued expenses	14,870	23,195
Repayment of loans	(13,750)	-
Net cash used in operating activities	(83,201)	(65,055)

Cash Flows From Financing Activities:
Proceeds from loans	-	13,750
Repayments of loan receivables	-	(5,000)
Proceeds from sale of common stock	25,000	-
Net cash provided by financing activities	25,000	8,750

Net decrease in cash	(58,201)	(56,305)
Cash, beginning of period	64,202	104,675
Cash, end of period	$6,001	$48,370

Supplemental disclosure of cash flow information:
Cash paid for interest	$600	$1,134
Cash paid for taxes	$-	$-

The accompanying notes are an integral part of these unaudited condensed financial statements

F-4

ASI AVIATION, INC.

Notes to Condensed Financial Statements

(Unaudited)

For the six months ended September 30, 2021 and 2020

Note 1. Organization, History and Business

ASI Aviation, Inc. is a Nevada corporation (the “Company”), incorporated under the laws of the State of Nevada on December 29, 2015. The fiscal year-end of the Company is March 31. The business plan of the Company is to develop an aircraft and aircraft spare parts sales and leasing operation, as well as providing aviation management and business development consulting services to private and public companies/governments agencies. Also, the company plans to bid on the US federal and State government contracts for aviation services to expand its business in aviation sector. The Company will also be exploring potential acquisitions in the aviation industry.

The Jet X Aerospace Agreement

On February 10, 2020, ASI Aviation, Inc. (the “Company”), Jet X Aerospace LLC (“Jet X”) and David S. Carver, Jayson Carver and Demetri Xydas (the “Seller Members”) entered into an asset purchase agreement (the “Agreement”) pursuant to the terms of which the Company has agreed to acquire (the “Acquisition”), subject to certain conditions, substantially all of the assets of Jet X. This agreement has since been expired in March 25, 2021, ASI Aviation, Inc. (the “Company”), Jet X Aerospace LLC (“Jet X”) and David S. Carver, Jayson Carver and Demetri Xydas (the “Seller Members”) entered into a business and asset purchase agreement (the “Agreement”) pursuant to the terms of which the Company has agreed to acquire (the “Acquisition”), subject to certain conditions, substantially all of the assets of Jet X.

Jet X is in the business of providing customer support, solutions and management to the aviation industry including, spare parts inventory procurement and management, purchase support and supply chain management, component repair and vendor management, maintenance support for light, scheduled and heavy checks, power plant management and support and aviation industry consulting.

The Company has agreed to acquire all of the business assets of Jet X, subject to certain exclusions, and to assume certain of the obligations of Jet X relating to the to-be-acquired assets. The Company has agreed to pay a purchase price of $3,000,000 for the assets, consisting of the settlement and satisfaction of outstanding Jet X debt in the amount of $900,000 and the issuance to Jet X or its designees of 2,100,000 restricted shares (subject to a spare parts inventory appraisal of more than $2.8 million) of the Company’s common stock (these two components together, the “Purchase Price Consideration”). The Seller Members will also enter into five-year employment agreements with the Company whereby the Seller Members would become employees of the Company to manage and develop the Jet X business on behalf of the Company.

The closing of the Acquisition is subject to the following substantive conditions, among others, which must be met within 30 days of the signing of the Agreement, or August 25, 2021. This deadline, however, may be extended by the mutual consent of the Company and Jet X:

● Prior to the closing, the Company shall have completed a registered or qualified (Regulation A) public offering or a private placement or bank financing (the “Financing”) and shall have received equity and/or debt funding, from the public offering or otherwise, in the Financing in the amount of at least $1,200,000;

● The Company shall have completed to its satisfaction its due diligence review of Jet X and its assets; and

● Jet X and Heartland Bank and Trust shall have entered into a comprehensive settlement and release agreement pursuant to which Heartland Bank and Trust shall have agreed to cancel all Jet X’s debt owed to it and forever release Jet X from any and all claims relating to such debt for consideration and payment received.

F-5

ASI AVIATION, INC.

Notes to Condensed Financial Statements

(Unaudited)

For the six months ended September 30, 2021 and 2020

Should the Company fail to meet the Financing condition by August 25, 2021, the Company may propose to modify the composition of the Purchase Price Consideration by adjusting the debt payment/cash to stock ratios and/or the amount of assumed obligations, subject to mutual written agreement between the Company and Jet X. Without such agreed modification this agreement shall expire on April 25 2021. Additionally, should the spare parts inventory appraisal result in a valuation of less than $2.8 million, the Company may adjust the number of shares it issues to Jet X.

The Company cannot make any assurances at this time that all or any of the substantive conditions to closing will be met in a timely fashion, if at all.

The Agreement may be terminated at any time by mutual consent of the Company and Jet X and by Jet X if the preconditions required to be fulfilled by the Company are not completed by April 24, 2021, subject to that date being extended by mutual consent of Jet X and the Company.

This agreement has been extended by mutual consent of the parties IV times, latest being amendment No IV to the business and assets purchase agreement dated July 12, 2021 extending the closing date to December 31, 2021.

The COVID-19 Impact:

Before the global outbreak of the coronavirus disease (“COVID-19”) pandemic hit, the aviation industry had anticipated high passenger volume and aircraft fleet growth over the next decade. Now, however, with the arrival of the COVID-19 pandemic, the aviation industry is suddenly facing a new environment where operating fleet capacities have been drastically reduced and passenger demand has declined precipitously.

According to a report published on October 21, 2021 by the U.S. Government Accountability Office, the COVID-19 pandemic severely affected the aviation and aerospace sectors that depend on commercial passenger travel. As demand for air travel plummeted and remained low throughout 2020, effects cascaded across sectors including U.S. passenger airlines, airports, aviation manufacturers, and repair station operators.

Although airlines experienced a rebound in demand for U.S. leisure travel in 2021, operational challenges and concerns about the COVID-19 Delta variant, and now the Omicron variant, have slowed recovery. Forecasts suggest that industry recovery will be uneven as business and international air travel—the most profitable segments—are likely to lag.

We expect these unstable recovery conditions to remain for the foreseeable future. The prevailing economic conditions attributable to COVID-19 and its evolving strains have impacted drastically the Company’s ability to raise the debt and/or equity capital needed to make its first target acquisition. This has affected the Company’s plan for growth and expansion and has put a financial strain on the Company. However, the recent broad distribution of corona vaccines is expected to control the spread and intensity of COVID-19 infections and normalize financial conditions affecting the world economy over the next few years.

Although we expect that, in general, the airline industry will take considerable time to return to pre-COVID business levels, we also expect to see a marked improvement in 2022 as methods of treating COVID-19 and its variants improve and investors’ confidence for investments in airlines and aircraft returns to more normal levels.

F-6

ASI AVIATION, INC.

Notes to Condensed Financial Statements

(Unaudited)

For the six months ended September 30, 2021 and 2020

Note 2. Going Concern

The accompanying unaudited condensed financial statements have been prepared assuming that the Company will continue as a going concern. Currently, the Company has limited operating history, has a net loss of $84,330 for the six months ended September 30, 2021, and had an accumulated deficit of $444,888 of September 30, 2021. The company as negative working capital of $66,538 and has yet to develop a source of revenue. Management believes that the Company’s capital requirements will depend on many factors including the success of the Company’s development efforts and its efforts to raise capital. Management also believes the Company needs to raise additional capital for working capital purposes. There is no assurance that such financing will be available in the future. The conditions described above raise substantial doubt about the Company’s ability to continue as a going concern. The unaudited condensed financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”).

Use of Estimates

The preparation of unaudited condensed financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the six-month periods ended September 30, 2021 are not necessarily indicative of the results that may be expected for the year ending March 31, 2022.

These unaudited condensed financial statements should be read in conjunction with the financial statements and footnotes thereto included in the Company’s 1-SA for the year ended March 31, 2021.

Income Taxes

The Company follows FASB ASC 740, “Income Taxes,” when accounting for income taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Tax years from 2018 through 2021 remain subject to examination by major tax jurisdictions

F-7

ASI AVIATION, INC.

Notes to Condensed Financial Statements

(Unaudited)

For the six months ended September 30, 2021 and 2020

Recent Accounting Pronouncements

In February 2016 FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application, with an option to elect to use certain transition relief. In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases.” The amendments in ASU 2018-10 clarify, correct or remove inconsistencies in the guidance provided under ASU 2016-02 related to nineteen specific issues identified. Also, in July 2018, the FASB issued ASU No. 2018-11 “Leases (Topic 842): Targeted Improvement” which now allows entities the option of recognizing the cumulative effect of applying the new standard as an adjustment to the opening balance of retained earnings in the year of adoption while continuing to present all prior periods under previous lease accounting guidance. The effective date and transition requirements for these two ASUs are the same as the effective date and transition requirements as ASU 2016-02. The adoption of ASU 2016.02 did not have a material impact on the financial statements.

Note 4. Loan Receivable

On September 21, 2020, the Company entered into a loan agreement with Jet X Aerospace LLC, in the amount of $5,000 with 3% interest per annum payable on or before 4 months from the date of execution of this note. This loan was later extended to and paid on December 21, 2021.

Note 5. Related Party Transactions

On November 11, 2019 in a special meeting of ASI Board of Directors, the Board approved a cash bonus, in amount of $50,000 by Dr. Sahay, Chief Executive Officer for his valuable services, to be drawn down as and when, he deems appropriate, of which all has drawn down as of September 30, 2020. Additionally, On September 24, 2020 in a special meeting of ASI Board of Directors, the Board approved a cash bonus, in amount of $50,000 by Dr. Sahay, Chief Executive Officer for his valuable services, to be drawn down as and when, he deems appropriate. As of September 30, 2021, $25,050 of the $50,000 bonus granted has been drawn down and the remaining $24,950 has been accrued for.

On November 26, 2019, Company signed a restricted stock unit agreement (vested upon performance threshold) to issue James Silvester 500,000 of restricted stock units. The restricted stock units shall be eligible for vesting under this agreement only upon the achievement of a performance goal set forth in this agreement i.e., which is upon the consummation of the Company’s first acquisition.

F-8

ASI AVIATION, INC.

Notes to Condensed Financial Statements

(Unaudited)

For the six months ended September 30, 2021 and 2020

Note 6. Common Stock

The holders of the Company’s common stock are entitled to one vote per share of common stock held. During the six months ended September 30, 2021 and 2020, 25,000 and 0 commons stock were sold at one dollar per share, for a total amount of $25,000 and $0 respectively, under a Regulation A offering, under Regulation A offering.

Note 7. Commitments and Contingencies

The Company has entered into agreements with certain employees and contractors.

The Company entered into two executive employment agreements which include a base annual salary of $150,000 and $120,000 for Dr. Sahay and James Flynn, respectively. Both are also eligible for up to five performance-based bonuses of $30,000 (for Dr. Sahay; a total of up to $150,000) and $20,000 (for Mr. Flynn; a total of $100,000). These salaries and bonuses are subject to funding and performance. No amounts were earned or owed under these agreements as of September 30, 2021 and March 31, 2021 excluding the CEO’s $50,000 bonus earned in the six months ended September 30, 2021 and 2020.

The Company entered into two consulting agreements which include a base hourly rate of $125 for Dr. James L. Silvester, and $50 for Dr. L. Carl Jacobsen. No amounts were earned or owed under these agreements as of September 30, 2021 and March 31, 2021.

Effective August 2017, the Company entered into an agreement with independent contractor Nishant Goyal to serve as Director of Business Development in India. The Company has not determined the compensation for this agreement. position as the Company has not generated any revenues from its projects in India yet. No amounts were incurred or owed as of September 30, 2021 and March 31, 2021.

On July 21, 2018, the Company entered into an agreement with Willis Kavin Ayieko an independent contractor, to serve as Analyst/Representative in Kenya for researching and advising ASI on aviation related projects developed through his networking and contracts in the aviation community within East Africa. His compensation will consist of 10% commission of the gross earnings received by ASI for any and all projects developed by him or assigned by Mr. Flynn within East Africa. No amounts were incurred or owed as of September 30, 2021 and March 31, 2021.

F-9

ASI AVIATION, INC.

Notes to Condensed Financial Statements

(Unaudited)

For the six months ended September 30, 2021 and 2020

Note 8. Loans

On July 1, 2019, the Company entered into a loan agreement payable with third party for the amount of $10,000 with a 6% interest annum maturing on June 30, 2021. The loan outstanding balance was $10,000 and $10,000 as of March 31, 2021 and 2020, respectively. Subsequent to March 31, 2021, the loan agreement was amended to a maturity date of June 30, 2022.

Note 9. Income Taxes

The Company files corporate income tax returns in the United States (federal), Virginia and Nevada. The Company is subject to federal, state and local income tax examinations by tax authorities through inception.

The computation of the annual estimated effective tax rate at each period requires certain estimates and significant judgment including, but not limited to, the expected operating income for the year, projections of the proportion of income earned and taxed in various jurisdictions, permanent and temporary differences, and the likelihood of recovering deferred tax assets generated in the current year. The accounting estimates used to compute the provision for income taxes may change as new events occur, more experience is obtained, additional information becomes known or as the tax environment changes.

For the six months ended September 30, 2021 and 2020 we have recognized income tax expense (benefit) of $0 and $0, respectively, for our estimated federal and state income tax provision including both current and deferred income taxes. As of September 30, 2021, and March 31, 2021 our net deferred tax asset was $0 and $0, respectively.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Deferred tax assets consist primarily of the tax effect of NOL carry-forwards. The Company has provided a full valuation allowance on the deferred tax assets because of the uncertainty regarding its realizability.

F-10

Item 4. Exhibits (Previously Filed)

Exhibit No.	Description
2.1	Articles of Incorporation (1)
2.2	Bylaws (2)
3.1	Subscription Agreement of Brajnandan B. Sahay, dated December 29, 2015 (3)
4.1	Form of Regulation A Subscription Agreement (4)
6.1	Office Space Agreement with Colors Builders & Real Estate Consultants (4)
6.2	Executive Employment Agreement with B.B. Sahay, dated January 1, 2016 (4)
6.3	Affidavit of Understanding related to B.B. Sahay Employment Agreement, dated May 31, 2016 (4)
6.4	Executive Employment Agreement with James Flynn, dated January 1, 2016 (4)
6.5	Affidavit of Understanding related to James Flynn Employment Agreement, dated August 31, 2017 (4)
6.6	Revised Offer of Engagement, Chief Executive Officer, with James Silvester, dated December 22, 2017 (4)
6.7	Offer of Engagement, Vice President, Administration, with Dr. Carl Jacobsen, dated March 13, 2016 (4)
6.8	Offer of Engagement, Director of HR, Administration, with Danette Penenburgh, dated March 1, 2016 (4)
6.9	Revised Engagement Offer Letter with Nishant Goyal, dated August 1, 2017 (4)
6.10	Business and Asset Purchase Agreement dated March 25, 2021 by and among ASI Aviation, Inc., Jet X Aerospace, LLC and the Selling Members listed in the Agreement (5)
6.11	Amendment I dated April 25, 2021 to Business and Asset Purchase Agreement dated March 25, 2021 by and among ASI Aviation, Inc., Jet X Aerospace, LLC and the Selling Members listed in the Agreement (6)
6.12	Amendment II dated July 12, 2021 to Business and Asset Purchase Agreement dated March 25, 2021 by and among ASI Aviation, Inc., Jet X Aerospace, LLC and the Selling Members listed in the Agreement (7)
6.13*	Amendment III dated August 27, 2021 to Business and Asset Purchase Agreement dated March 25, 2021 by and among ASI Aviation, Inc., Jet X Aerospace, LLC and the Selling Members listed in the Agreement
6.14*	Amendment IV dated October 29, 2021 to Business and Asset Purchase Agreement dated March 25, 2021 by and among ASI Aviation, Inc., Jet X Aerospace, LLC and the Selling Members listed in the Agreement

* Filed herewith.

(1)	Incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-1 of the Company filed with the Securities and Exchange Commission on July 27, 2016.
(2)	Incorporated by reference to Exhibit 3.2 of the Registration Statement on Form S-1 of the Company filed with the Securities and Exchange Commission on July 27, 2016.
(3)	Incorporated by reference to Exhibit 3.1 of the Preliminary Offering Circular on Form 1-A of the Company filed with the Securities and Exchange Commission on December 29, 2017.
(4)	Incorporated by reference to the indicated Exhibits attached to Amendment No. 1 to the Preliminary Offering Circular on Form 1-A of the Company filed with the Securities and Exchange Commission on February 26, 2018.
(5)	Incorporated by reference to Exhibit 9.1 of the Current Report on Form 1-U of the Company filed with the Securities and Exchange Commission on April 7, 2021.
(6)	Incorporated by reference to Exhibit 6.11 of the Annual Report on Form 1-K of the Company filed with the Securities and Exchange Commission on August 2, 2021.
(7)	Incorporated by reference to Exhibit 6.12 of the Annual Report on Form 1-K of the Company filed with the Securities and Exchange Commission on August 2, 2021.

12

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2021	ASI AVIATION, INC.

/s/ B.B. Sahay
	Name:	B.B. Sahay
	Title:	Chief Executive Officer
(Principal Executive Officer and Principal Financial and Accounting Officer)

13